Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus dated September 27, 2017 of McCormick & Company, Incorporated for the registration of its Common Stock and Common Stock Non-Voting to be issued under the Investor Services Plan and to the incorporation by reference therein of our reports dated January 25, 2017, with respect to the consolidated financial statements and schedule of McCormick & Company, Incorporated, and the effectiveness of internal control over financial reporting of McCormick & Company, Incorporated, included in its Annual Report (Form 10-K) for the year ended November 30, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

September 27, 2017